Exhibit 99.1

Sapiens Partners with SPLICE Software to Improve and Automate the Customer Communication Process

The insurtech company has a track record of decreasing the time and costs associated with the claims process and improving the customer experience within three months

Holon, Israel – March 30, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced it has entered into an agreement to partner with SPLICE Software (SPLICE), an insurtech company that specializes in using big and small data, and voice technologies, to drive customer engagement.

SPLICE’s innovative technology provides a multi-pronged approach to customer communications. It enables insurance agents and personnel to respond in real time to requests for information initiated by clients, through text message, web chat, social apps, and/or home assistant devices. Additionally, insurers can capture and manage customers' permissions and preferences – enabling them to personalize, test and measure their messages.

Insurers are also able to send proactive communications throughout the customer lifecycle to make the experience as human as possible. SPLICE leverages its industry-leading, permission-based integrated solutions to design better customer experiences that drive engagement, loyalty and operational savings.

Sapiens and SPLICE Software have partnered to provide streamlined billing, claims, marketing and customer experience communication solutions to insurers that are automated through Sapiens property & casualty, and life, pension & annuities platforms.

The joint solution will offer clients quick-time-to-market communication solutions that:

●	Decrease the time and costs associated with the claims process

●	Increase the speed of payment on overdue accounts

●	Decrease inbound call volumes

●	Improve the overall customer experience

“This partnership will empower Sapiens’ clients to improve the timeliness, relevance and trust associated with their communication efforts,” said Ori Sarid, a digital business development expert for Sapiens. “The Sapiens-SPLICE partnership makes it simple for clients to get set up and see significant results within 90 days.”

“Sapiens is a natural partner for SPLICE, because we share a commitment to enabling digital transformation and to exceeding our clients’ expectations,” said Tara Kelly, president and CEO, SPLICE Software. “We are pleased to partner with Sapiens to offer inbound, outbound and two-way solutions in North America, Europe and South Africa.”

About SPLICE Software

SPLICE Software drives real conversations with customers for insurers, financial institutions, retailers and healthcare providers. Its Data-Driven Dialogs® enable business personnel to send automated messages triggered by their systems and/or CRM to customers via their channels of choice, including phone, SMS/MMS messaging and email. SPLICE’s Customer-Driven Dialogs™ enable personnel to respond to requests for information initiated by clients in real time, through text message, web chat, social apps (Facebook Messenger and WhatsApp), and/or home assistant devices (Amazon Echo and Google Home). SPLICE allows insurers to capture and manage customers' permissions and preferences – enabling them to personalize, test and measure data. For more information: https://www.splicesoftware.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

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